EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2018, and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 31, 2018 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2018, and to the date of this MD&A:

Completed Sale of the Robertson Property to Barrick

On June 8, 2017, Coral announced that it has closed a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (approximately Cdn $21.84 million based on foreign exchange rates) in cash (the “Cash Consideration”);

2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company (the “Share Reduction”); and

3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Based on the Company's current number of basic common shares outstanding, adjusted for the Share Reduction, the Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately Cdn $0.48, as compared to the closing price of Coral's common shares on June 20, 2016, and June 2, 2017, on the TSX Venture Exchange of Cdn $0.195 and Cdn $0.31 respectively.

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in Coral’s earlier announcement.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs.

The Company is currently working with its US taxation experts on how to utilize existing loss carryforwards to evaluate any tax consequences of the transaction.

Robertson Work Completed by Barrick in the quarter ended December 31, 2017

Based on a report received from Barrick, Coral reported that Barrick had completed the following field and review work:

•	PFS Engineering and Permitting Stage 1 budget approved;
•	Completed first drill program to verify historical data, with three core rigs assigned to the Robertson property;
•	Assay results were collected for analysis
•	Existing hydrology data reviewed
•	Geotechnical logging conducted on 2017 drill holes with transducers installed
•	Engaged with metallurgical lab to conduct testing on 2017 drilling samples, with results expected in mid-2018.
•	2018 Baseline studies program developed

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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The advanced work plan for 2018 is intended to validate the current resource and metallurgical database, and provide an updated mineral resource.

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Normal Course Issuer Bid

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Bid is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased and cancelled 1,907,000, common shares pursuant to the normal course issuer bid. As at Januar 31, 2018, the Company held 342,500 treasury shares.

Qualified Person

Coral's projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

Year ended	January 31, 2018	January 31, 2017	January 31, 2016
Revenue	$-	$-	$-
Loss before other items and taxes	(1,375,982)	(580,066)	(642,193)
Income (loss) for the year	2,015,340	(981,139)	50,521
Income (loss) per share	0.04	(0.02)	0.00
Total assets	21,937,782	19,641,035	20,088,148
Total liabilities	2,881,168	1,793,502	1,413,790
Working capital (deficiency)	15,296,877	(117,528)	470,078

The Company had net income of $2,015,340 for the year ended January 31, 2018 as compared to a net loss of $981,139 for the year ended January 31, 2017. The change from a net loss in 2017 to net income in 2018 is primarily due to the gain on the sale of Robertson property. This was partially offset by increases in share-based payments due to issuances of stock options during the year. Current income taxes increased by $2,751,000 due income tax expenses relating to the sale of the Robertson property during the year ended January 31, 2018. Deferred income taxes increased by $1,424,000, from a $423,000 tax expense in 2017 to a recovery of $1,001,000 in 2018 primarily due to temporary differences on deferred income tax assets and liabilities. Share-based payments were $565,250 during the year ended January 31, 2018, compared to $7,865 for the year ended January 31, 2017, because there were no stock options granted, and a lower number of options vested, during 2017, while the Company granted 1,775,000 options in the year ended January 31, 2018.

During the year ended January 31, 2018, the Company received US$15.75 million in gross proceeds from the sale of the Robertson property to Barrick. During the years ended January 31, 2018 or 2017, the Company did not perform any raises of financing in order to cover operating costs, as there were two non-brokered private placements raising gross proceeds of $250,000 that occurred during the year ended January 31, 2016. The majority of the Company’s expenditures in the year ended January 31, 2018, related to costs associated with selling the Robertson property. Costs associated with exploration activities are capitalized in accordance with the Company’s accounting policy, and have been included in exploration and evaluation assets.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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Results of Operations

Summary of Quarterly Results

	2018	2017	2017	2017	2017	2016	2016	2016
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	(2,793,228)	535,847	4,323,853	(51,132)	(605,720)	(94,771)	(223,641)	(57,007)
Income/ Loss per Share	(0.06)	0.01	0.09	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Total Assets	21,937,782	23,150,247	22,607,279	19,674,009	19,641,035	19,882,670	20,058,446	20,020,724

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ended January 31, 2018, the Company was subject to a foreign exchange loss of largely as a result of cash balances held in US dollars, which has to be revalued at the end of each reporting period. As the US dollar strengthened in relation to the Canadian dollar during the period, a loss of $770,276 was recorded, which was the primary contributor to the loss.

During the quarter ended July 31, 2017, the Company completed the sale of the Robertson Property to Barrick Gold. The Company recognized a gain of $5,871,719 from the transaction. The Company also issued 1,775,000 stock options to directors, officers, employees, and consultants, resulting in an expense of $565,250. During the subsequent quarter, the increasing strength of the US Dollar caused the Company to recognize a $1,141,738 foreign exchange gain. The Company also recognized finance income of $45,052 on its royalty receivable and a loss on the sale of its mineral property of $496,268 for the quarter.

During the quarter ended April 30, 2017, the Company sold 157,000 shares of its investment in Levon Resources Ltd. for proceeds of $77,790 and 3,000 shares of its investment in VBI Vaccines, Inc. for proceeds of $23,061. The Company recognized a gain of $72,936 from the sale of these shares.

During the quarters ending January 31, 2018 and 2017, the Company recognized a deferred income tax recovery of $1,001,000 and expense of $423,000, respectively. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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Three months ended January 31, 2018 compared with the three months ended January 31, 2017

	2018	2017	Note

Operating and Administrative Expenses (Recovery)
Consulting fees	$25,000	$-	1
Depreciation	67	552
Directors’ fees	11,250	4,500	2
Finance costs (recovery)	(47)	4,691
Investor relations	4,416	13,420
Professional fees	10,211	124,638	3
Listing and filing fees	10,508	2,153
Management fees	18,000	7,500	4
Office and miscellaneous	2,887	10,460
Salaries and benefits	29,629	23,418
Travel	4,314	4,497
	116,235	195,829
Loss before other items	(116,235)	(195,829)
Other Items
Finance income	45,321	10	5
Foreign exchange gain (loss)	(770,276)	13,099	6
Gain on sale of investments	6,373	-	7
Loss on sale of mineral property	(174,228)	-	8
Loss on sale of fixed assets	(34,183)	-	9
Loss Before Income Tax	(1,043,228)	(182,720)
Current income tax expense	(2,751,000)	-	10
Deferred income tax recovery (expense)	1,001,000	(423,000)	10

Net Loss for the Period	(2,793,228)	(605,720)	11

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) marketable securities	7,609	(7,307)
Comprehensive Loss For the Period	$(2,785,619)	$(613,027)
Loss per Share - Basic and Diluted	$(0.06)	$(0.01)	11

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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1.	Consulting fees for the three months ended January 31, 2018, were $25,000 compared to $Nil in the comparative quarter, an increase of $25,000. The increase in consulting fees is due to the Company hiring new consultants for financial services and to evaluate growth opportunities.

2.	Directors’ fees increased by $6,750 from $4,500 during the quarter ended January 31, 2017 to 11,250 during the quarter ended January 31, 2018. Effective July 1, 2017, the Company granted a fee increase to its directors and management, whereby each director will now receive $15,000 per annum.

3.	Professional fees for the three months ended January 31, 2018 were $10,211 compared to an expense of $124,638 in the comparative quarter, a decrease of $114,427. The increased fees during the comparative quarter are related to legal fees incurred in preparation of the sale of the Robertson Property.

4.	Management fees for the three months ended January 31, 2018 were $18,000 compared to $7,500 during the corresponding period January 31, 2017. The increase of $10,500 is due to a management fee increase due to the increased corporate activity.

5.	In June 2017, the Company closed the sale of its Robertson Property, which is subject to the Company receiving a net smelter royalty, as described earlier in this MD&A. During the three months ended January 31, 2018, the Company realized a finance income for the accretion of this royalty of $45,321. There was no comparable transaction in the quarter ended January 31, 2017.

6.	During the three months ended January 31, 2018, the Company recognized a foreign exchange loss due to the appreciation of the US dollar in relation to the Canadian dollar, which is the Company’s reporting currency. As the Company holds significant assets in the US, a foreign exchange loss is expected for the period.

7.	During the three months ended January 31, 2018, the Company recognized a gain of $6,373 on the sale of investments. There was no comparable transaction that occurred in the three months ended January 31, 2017.

8.	During the three months ended January 31, 2018, the Company recognized a loss on disposition of property of $174,228 on the sale of the Robertson property, due to extra fees being invoiced since the close of the sale as well as foreign exchange differences at the time of closing and the end of the reporting period. There was no comparable transaction that occurred in the three months ended January 31, 2017.

9.	During the three months ended January 31, 2018, the Company recognized a loss on disposition of fixed assets that were no longer deemed essential to the Company’s operations. There was no comparable transaction that occurred in the three months ended January 31, 2017.

10.	During the three months ended January 31, 2018, the Company recognized current income tax expense of $2,751,000 relating to the sale of the Robertson property. During the three months ended January 31, 2018, the Company recognized deferred income tax recovery of $1,001,000, compared to deferred income tax expense of $423,000 in the corresponding period ended January 31, 2017. Movements in deferred income taxes relate primarily to movements in foreign exchange rates on the Company’s US loss carry-forwards.

11.	As a result of the foregoing, net loss for the three months ended January 31, 2018, was $2,793,228 compared to a net loss of $605,720 in the three months ended January 31, 2017. Net loss per share for the quarter was $0.06 compared to loss per share of $0.01 in the previous quarter, a change of $0.05 per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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Year ended January 31, 2018, compared with the year ended January 31, 2017

	2018	2017	Note

Operating and Administrative Expenses
Consulting fees	$97,500	$17,915	1
Depreciation	1,670	2,207
Directors’ fees	33,750	18,000
Finance costs	6,786	18,240
Investor relations	60,603	97,977
Professional fees	169,845	215,740
Listing and filing fees	69,670	23,327	2
Management fees	154,500	30,000	3
Office and miscellaneous	28,123	40,029
Salaries and benefits	159,457	91,470	4
Share-based payments	565,250	7,865	5
Travel	28,828	17,296
	1,375,982	580,066
Loss before other items	(1,375,982)	(580,066)
Other Items
Finance income	117,379	42	6
Foreign exchange gain (loss)	(907,286)	21,885	7
Gain on sale of mineral property	5,871,719	-	6
Gain on sale of investments	93,693	-	8
Loss on sale of fixed assets	(34,183)	-	9
Gain (Loss) Before Income Tax	3,765,340	(558,139)
Current income tax expense	(2,751,000)	-	10
Deferred income tax recovery (expense)	1,001,000	(423,000)	10

Net Income (Loss)	2,015,340	(981,139)	11

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) marketable securities	(57,269)	40,449
Comprehensive Loss For the Year	$1,958,071	$(940,690)
Loss per Share - Basic and Diluted	$0.04	$(0.02)	11

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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1.	Consulting fees for the year ended January 31, 2018, were $97,500 compared to $17,915 for the year ended January 31, 2017, an increase of $79,585. The increase in consulting fees is due to the Company hiring new consultants for financial services and to evaluate growth opportunities.

2.	Listing and filing fees for the year ended January 31, 2018, were $69,670 compared to $23,327 during the comparable period ended January 31, 2017, an increase of $46,343. The increase is mainly due to the Company being listed on the OTCQX Markets in the US during the year ended January 31, 2018.

3.	Management fees for the year ended January 31, 2018 were $154,500 compared to $30,000 during the comparable period ended January 31, 2017. The increase of $124,500 is due to a one-time bonus paid to management, as a result of the sale of the Robertson Property, and a management fee increases due to the increased corporate activity.

4.	Salaries and benefits for the year ended January 31, 2018 were $159,457 compared to $91,470 for the comparable period ended January 31, 2017. The increase of $67,987 is due to a one-time bonus to key employees as a result of the sale of the Robertson Property.

5.	Share-based payments expense for the year ended January 31, 2018 was $565,250 compared to $7,865 for the year ended January 31, 2017. In July 2017, the Company granted 1,775,000 stock options to directors, officers, employees, and consultants, for which share-based compensation was recognized. The share-based compensation in the comparative period relates to the vesting of previously granted options.

6.	During the year ended January 31, 2018, the Company closed the sale of its Robertson Property, and realized a gain on this sale of $5,871,719. The sale is also subject to the Company receiving a net smelter royalty, as described earlier in this MD&A. During the the year ended January 31, 2018, the Company realized a finance income for the accretion of this royalty of $117,379. There was no comparable transaction in the year ended January 31, 2017.

7.	During the year ended January 31, 2018, the Company recognized a foreign exchange loss due to the appreciation of the US dollar in relation to the Canadian dollar, which is the Company’s reporting currency. As the Company holds significant assets in the US, a foreign exchange loss is expected for the period.

8.	During the year ended January 31, 2018, the Company recorded a gain on sale of investments of $93,693. There were no comparable transactions occurring in the year ended January 31, 2017.

9.	During the year ended January 31, 2018, the Company recognized a loss on disposition of fixed assets that were no longer deemed essential to the Company’s operations. There was no comparable transaction that occurred in the three months ended January 31, 2017.

10.	During the three months ended January 31, 2018, the Company recognized current income tax expense of $2,751,000 relating to the sale of the Robertson property. During the three months ended January 31, 2018, the Company recognized deferred income tax recovery of $1,001,000, compared to deferred income tax expense of $423,000 in the corresponding period ended January 31, 2017. Movements in deferred income taxes relate primarily to movements in foreign exchange rates on the Company’s US loss carry-forwards.

11.

As a result of the foregoing, net income for the year ended January 31, 2018, was $2,015,340 compared to a net loss of $981,139 for the year ended January 31, 2017, a change of $2,996,479. Net income per share for the period was $0.04 compared to loss per share of $0.02 in the previous period, a change of $0.06 per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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Liquidity and Capital Resources

Currently, the Company has no operating income. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the year ended January 31, 2018, the Company incurred exploration expenditures of $90,615, increasing the Company’s mineral property carrying value on the Ruf & Norma Sass properties by $30,041, the Eagle and JDN properties by $22,560, and that of the Robertson Property by $38,014 before its sale. At January 31, 2018, the Company had a working capital of $15,296,877 and cash of $14,321,433.

During the year ended January 31, 2018, the Company closed the sale of the Robertson Property for cash proceeds of $20,184,056. These funds will be used to invest in new growth opportunities and to maintain administrative operations. During the year ended January 31, 2018, the Company also received proceeds of $109,561 through the sale of marketable securities.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	January 31, 2018	January 31, 2017

Operating activities	$(2,247,415)	$(458,683)
Investing activities	16,417,421	(126,658)
Financing activities	96,700	41,467
Effect of exchange rate fluctuations on cash and cash equivalents	(180)	(1,243)
Net change in cash	14,266,586	(545,117)
Cash and cash equivalents, beginning of period	54,847	599,964
Cash and cash equivalents, end of period	$14,321,433	$54,847

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The increase in cash used in operating activities during the year ended January 31, 2018, compared to the year ended January 31, 2017, is largely due to higher operating and administrative expenses, as well as transaction costs from the sale of the Robertson Property.

During the year ended January 31, 2018, the Company sold its Robertson property for proceeds of $20,184,056, restructured its reclamation bonds to recover $83,277 cash for use in operations, and disposed of shares of marketable securities for gross proceeds of $109,561. The Company also had cash expenditures of $265,059 on exploration and evaluation assets. These accounted for all of the funds used in investing activities during the year ended January 31, 2018.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercised of 510,000 stock options and 3,965,000 common shares for the exercise of 3,965,000 share purchase warrants for gross proceeds of $150,600 and $404,750, respectively. The Company also purchased 1,254,000 of its shares under the Normal Course Issuer Bid for $452,741 during the year ended January 31, 2018. As of January 31, 2018, 911,500 of these shares have been cancelled and 342,500 shares remained in treasury. During the year ended January 31, 2017, the Company issued 25,000 common shares upon the exercise of 25,000 stock options and 1,000,000 common shares upon the exercise of 1,000,000 share purchase warrants for gross proceeds of $6,000 and $100,000, respectively.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management compensation

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2018	2017	2016

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$191,575	$72,019	$64,359
Other members of key management	55,071	34,581	27,531

Share-based payments
Members of the Board of Directors	400,000	-	-
Other members of key management	72,000	-	-
	$718,646	$106,600	$91,890

b) Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

At January 31, 2018 and 2017, the following amounts are payable to related parties:

	January 31, 2018	January 31, 2017
Directors	29,250	$88,500
Oniva International Services Corp.	10,615	19,654
Sampson Engineering Inc.	-	918
Intermark Capital Corp.	-	5,250
	$39,865	$114,322

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 15 of the financial statements. The transactions with Oniva during the year are summarized below:

	2018	2017	2016
Salaries and benefits	$105,344	$91,346	$72,747
Office and miscellaneous	66,663	38,260	24,176

	$172,007	$129,606	$96,923

Salaries and benefits above includes $35,071 (2017 - $34,581) for key management personnel compensation that has been included in a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

Changes in accounting standards not yet effective

The following accounting standards were issued but not yet effective as of January 31, 2018:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the nature, amount, timing and uncertainty of revenue arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company currently has no revenues, and is not expecting any impact on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at January 31, 2018, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, royalty receivable and reclamation deposits, as the majority of the amounts are held with one Canadian and US financial institution, as well as a single multinational corporation. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2018	January 31, 2017
Cash held at major financial institutions
Canada – cash	$1,874,545	$15,260
US - cash	12,446,888	39,587
	14,321,433	54,847
US – term deposits	3,594,415
Royalty receivable	3,540,753	-
Reclamation deposits held at major financial institutions	-	83,277
Total cash, term deposits, royalty receivable and reclamation deposits	21,556,601	$138,124

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2018, the Company had working capital of $15,296,877 (January 31, 2017 – working capital deficiency of $117,528). The Company has cash at January 31, 2018 in the amount of $14,321,433 (January 31, 2017 - $54,847) for short-term business requirements. Of this amount, $1,676,003 has been set aside for the purchase of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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At January 31, 2018, the Company had current liabilities of $2,839,168 (January 31, 2017 - $191,245). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

Due to the recent transaction with Barrick Gold, the Company is in a strong position to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2018, and explore new opportunities.

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2018 and 2017.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, royalty receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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	January 31, 2018		January 31, 2017

Cash	US$	10,125,183	US$	30,424
Term deposits		3,005,257		-
Other amounts receivable		-		181
Reclamation bonds		-		64,000
Royalty receivable		2,880,300		-
Accounts payable		-		(15,369)

Net exposure	US$	16,010,783	US$	79,326

Canadian dollar equivalent		$19,682,055		$103,101

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2018, a 10% (2017 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,968,206 (2017 - $10,310).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$14,321,433	$-	$-
Term deposits	3,694,415	-
Investments in marketable securities	60,057	-	-
	$18,075,905	$-	$-

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2018, and May 31, 2018:

Common shares: 48,263,837 as of January 31, 2018, and 47,318,337 as of May 31, 2018.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2018)	Number of Shares Remaining Subject to Options (May 31, 2018)
March 14, 2019	$0.240	1,150,000	1,060,000
July 10, 2019	$0.355	25,000	25,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,720,000	1,710,000
TOTAL:		3,395,000	3,295,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2018)	Number of Underlying Shares (May 31, 2018)
July 17, 2018	$0.15	3,484,500	3,484,500
TOTAL:		3,484,500	3,484,500

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at January 31, 2018, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2018

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The Company assessed the design of the internal controls over financial reporting as at January 31, 2018, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a) Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b) Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 31, 2018. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.